UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934

UTI Worldwide Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

(CUSIP Number)

Brian M. Moran
Sterling Capital Management LLC
4064 Colony Road, Suite 300
Charlotte, NC 28211
704-927-4143
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015
(Date of Event Which Requires Filing of This Statement) (Title of Class of Securities)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five  copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Names of reporting persons. Sterling Capital Management 42-1658828
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO. Funds of investment advisory clients.
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐ Not applicable.
6	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,984,753 shares
	8	Shared voting power None
	9	Sole dispositive power 3,218,858 shares
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,456,097 shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐ Not applicable
13	Percent of class represented by amount in Row (11) 3.3%
14	Type of reporting person (see instructions) IA

This amendment No. 1 amends the Statement on Schedule 13D filed on October 21, 2015.

This amendment No. 1 constitutes an exit filing for the Reporting Person whose beneficial ownership is below 5.0% and has determined that a 13D is no longer warranted based on the proxy statement filed by the Subject Company on November 9, 2015.

Item 4. Purpose of Transaction.

Item 4. Is hereby amended and restated as follows:

After reviewing the preliminary proxy statement filed November 9, 2015, we remain disappointed with the value placed on the ordinary shares in the acquisition offer from DSV.  Nonetheless, we no longer believe the 13D filing is warranted.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated as follows:

(a) and (b).  The aggregate number and percentage of Securities to which this Schedule 13D relates is 3,456,097 shares of the common stock of the Issuer, constituting approximately 3.26% of the 106,060,988 shares outstanding.

Item 5(c) is hereby amended and restated as follows:

Transaction	Trade Date	Share Amount	Average Price
Sell	10/26/2015	450	$7.0405
Sell	10/26/2015	183	$7.07
Sell	11/06/2015	450	$7.08
Sell	11/06/2015	314	$7.09
Buy	11/09/2015	525	$7.06
Buy	11/09/2015	200	$7.06
Sell	11/10/2015	303	$6.96
Sell	11/10/2015	575	$6.98
Sell	11/10/2015	535	$6.97

Item 5(e) is hereby amended and restated as follows:

(e).  The Reporting Person determined on November 10, 2015 that a 13D was no longer warranted based on the proxy statement filed by the Subject Company on November 9, 2015.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2015

STERLING CAPITAL MANAGEMENT LLC

By	/s/ Brian M. Moran
Brian M. Moran
Executive Director & Chief Compliance Officer